Exhibit 99.1

ELBIT IMAGING ANNOUNCES FILING A LAWSUIT AGAINST THE MUNICIPALITY OF

TIBERIAS REGARDING PLOT OF LAND NEAR TIBERIUS, ISRAEL

Tel Aviv, Israel, May 6, 2019, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that it has filed a lawsuit against the Municipality of Tiberias (the “Defendant”) regarding a plot of land near Tiberius, Israel, that was previously leased by the Company from the Israel Land Administration for a term of 49 years (the “Plot”).

As previously disclosed, in July 2016 the Company announced the termination of the said lease agreement and now the Company is suing to obtain a refund of approximately NIS 7 million (including interest and linkage) that was deposited in the Defendant’s bank account and designated for development charges and fees related to the Plot. The Defendant made no such use of the deposit and hence the Company’s lawsuit.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com